Exhibit 12.1

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends and Ratio of Earnings to Fixed Charges
 The following table sets forth the calculation of our ratio of earnings to combined fixed charges and preferred stock dividends for the years shown (in millions):

	Fiscal Year				For the period from May 20, 2008 through December 31, 2008
	2012	2011	2010	2009
Fixed charges (1)	$512	$285	$76	$44	$25
Preferred stock dividends (2)	10	—	—	—	—
Combined fixed charges and preferred stock dividends	522	285	76	44	25

Combined fixed charges and preferred stock dividends	522	285	76	44	25
Net income available to common shareholders before provision for income taxes	1,286	776	288	119	35
Earnings	$1,808	$1,061	$364	$163	$60

Ratio of earnings to combined fixed charges and preferred stock	3.46	3.72	4.79	3.70	2.40
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1.	Fixed charges consist of interest expense on all indebtedness.

2.	No preferred stock was outstanding during fiscal years 2011, 2010, 2009 and the period from May 20, 2008 through December 31, 2008.